SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 8, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)


                       --------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                       --------------------------------






(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

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                                  IMPORTANT
-------------------------------------------------------------------------------

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in CNOOC Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

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                                 (Cnooc Logo)

                                 CNOOC LIMITED
                              (graphics omitted)
              (incorporated in Hong Kong with limited liability)

                           DISCLOSEABLE TRANSACTION

                          ACQUISITION OF INTERESTS IN
                      OIL AND GAS PRODUCTION SHARING AND
               TECHNICAL ASSISTANCE CONTRACTS IN CONTRACT AREAS
                             LOCATED IN INDONESIA

                          Exclusive Financial Advisor
                               to CNOOC Limited

                             (Merrill Lynch Logo)

                     Merrill Lynch (Asia Pacific) Limited

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                                                                8 February 2002

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                                   CONTENTS
-------------------------------------------------------------------------------

                                                                           Page

Definitions .................................................................1

Letter from the Board

         Introduction .......................................................3

         The Agreement ......................................................4

         Reasons for Entering into the Agreement ............................8

         General ............................................................8

Appendix  -  General Information ............................................9

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                                  DEFINITIONS
-------------------------------------------------------------------------------

In this circular, the following expressions have the following meanings unless the context indicates otherwise:

"Agreement"                   the agreement dated 18 January 2002 relating to
                              the acquisition of the Target Companies Shares and Intercompany Loans

"BOE"                         barrels-of-oil equivalent

"Company"                     CNOOC Limited (graphics omitted)

"Completion"                  completion of the acquisition of the Target
                              Companies Shares and Intercompany Loans pursuant to the Agreement

"Directors"                   the directors of the Company

"Effective Date"              01:00, 1 January 2002, Hong Kong time

"Group" the Company and its subsidiaries from time to time

"HK$"                         Hong Kong dollars, the lawful currency of Hong
                              Kong

"Hong Kong"                   the Hong Kong Special Administrative Region of
                              the People's Republic of China

"Intercompany Loans"          means the net aggregate amount, including
                              accrued interest, owed by the Target Companies to Repsol Netherlands Finance B.V., an affiliate of the Sellers

"km"                          kilometres

"Latest Practicable Date"     30 January 2002, being the latest practicable
                              date prior to the printing of this circular for ascertaining certain information referred to in this circular

"Listing Rules"               the Rules Governing the Listing of Securities on
                              The Stock Exchange of Hong Kong Limited

"PSC(s)"                      production sharing contract(s)

"Purchaser"                   CNOOC Southeast Asia Limited, a limited
                              liability company incorporated in Bermuda, an indirectly wholly-owned subsidiary of the
                              Company

"SDI Ordinance"               the Securities (Disclosure of Interests)
                              Ordinance (Chapter 396 of the Laws of Hong Kong)

"Share(s)"                    ordinary share(s) of HK$0.10 each in the share
                              capital of the Company

"Shareholders"                holders of Shares

                                      1.

"TAC"                         technical assistance contract

"Target Companies"            the nine companies whose names and jurisdiction
                              of incorporation are set out below:

                              YPF-Maxus Southeast Sumatra B.V.    -   the Netherlands
                              Repsol Exploracion Sunda B.V.       -   the Netherlands
                              Repsol (Sumatra) Exploration and    -   the Cayman Islands
                              Production Limited
                              YPF Java Baratlaut B.V.             -   the Netherlands
                              Repsol (Java) Exploration and       -   the Cayman Islands
                              Production Limited
                              YPF Madura Barat B.V.               -   the Netherlands
                              YPF Poleng B.V.                     -   the Netherlands
                              YPF Blora Ltd.                      -   the Cayman Islands
                              PT IIAPCO                           -   Indonesia

"Target Companies Shares"     in relation to the Target Companies, their
                              entire existing issued and fully paid up shares

"US$" United States dollars, the lawful currency of the United States of America

In this circular, the exchange rate of US$1 = HK$7.8 has been used, where applicable, for purposes of illustration only and does not constitute any representation that any amounts have been, could have been or may be exchanged.

                                      2.

-------------------------------------------------------------------------------
                             LETTER FROM THE BOARD
-------------------------------------------------------------------------------

                                 (Cnooc Logo)

                                 CNOOC LIMITED
                              (graphics omitted)
              (incorporated in Hong Kong with limited liability)

Directors:                                                 Registered office:

Wei Liucheng (Chairman and Chief Executive Officer)        65th Floor
Fu Chengyu                                                 Bank of China Tower
Jiang Longsheng                                            1 Garden Road
Zhou Shouwei                                               Hong Kong
Luo Han
Tso Kai Sum*
Will Honeybourne *
So Chak Kwong**
Chiu Sung Hong**

*    non-executive director
**  independent non-executive director
                                                                8 February 2002

To the Shareholders
Dear Sir or Madam,

                           DISCLOSEABLE TRANSACTION

                    ACQUISITION OF INTERESTS IN OIL AND GAS
             PRODUCTION SHARING AND TECHNICAL ASSISTANCE CONTRACTS
                    IN CONTRACT AREAS LOCATED IN INDONESIA

INTRODUCTION

The Directors announced on 18 January 2002 that on 18 January 2002 the Company and CNOOC Southeast Asia Limited entered into a share purchase agreement to acquire the shares in, and intercompany loans owing by, nine subsidiaries of Repsol YPF, S.A. which together hold a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The purpose of this circular is to provide you further information on the Agreement.

                                      3.

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                             LETTER FROM THE BOARD
-------------------------------------------------------------------------------

                                      4.

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                             LETTER FROM THE BOARD
-------------------------------------------------------------------------------

THE AGREEMENT

Date of the Agreement

18 January 2002

Parties to the Agreement


1) Sellers                  :  YPF Energy Holdings N.V., Repsol Exploracion
                               S.A., Repsol International Finance B.V. and YPF
                               International Ltd, each of which is a
                               wholly-owned subsidiary of Repsol YPF, S.A., a Spanish integrated oil and gas company which is an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

2) Sellers' Guarantor       :  Repsol Exploracion S.A. (as guarantor of the
                               Sellers' obligations under the Agreement)

3) Purchaser                :  CNOOC Southeast Asia Limited

4) Purchaser's Guarantor    :  the Company (as guarantor of the Purchaser's
                               obligations under the Agreement)

Assets to be Acquired

The assets to be acquired are the shares in, and the Intercompany Loans owed by, the Target Companies. The principal businesses of the Target Companies are the exploration, development and production of oil and gas offshore and onshore Indonesia. Their principal assets comprise a portfolio of operated and non-operated interests in an aggregate of five production sharing and technical assistance contracts in that region. Based on the Company's internal review, the Company estimates the net working interest proved reserves of the assets as at the Effective Date at approximately 360 million BOE.

                                      5.

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                             LETTER FROM THE BOARD
-------------------------------------------------------------------------------

The interests owned by the Target Companies comprise the following assets (the remaining interests being owned by independent third parties):-

Contract                                 Interests in the Contract
--------                                 -------------------------

South East Sumatra PSC                             65.34%

Offshore Northwest Java PSC                        36.72%

West Madura PSC                                    25.00%

Poleng TAC                                         50.00%

Blora PSC                                          16.70%

As at the Effective Date, the Target Companies Shares and Intercompany Loans were valued by the Company at US$585 million (HK$4,563 million), assuming zero net working captial.

The net profits before and after taxation and extraordinary items of the Target Companies (on a combined basis) for the two full financial years ended 31 December 1999 and 31 December 2000 and for the 11 months ended 30 November 2001 were as follows:-

                                      For the year ended 31     For the 11 months ended
                                             December               30 November 2001
                                             --------               ----------------

                                         1999        2000
                                         ----        ----

                                       US$'000     US$'000               US$'000

 Net profit before taxation and        129,801      220,27               156,033
 extraordinary items

 Net profit after taxation and          57,021      71,685                80,164
 extraordinary items

For the 12 months ended on each of 31 December 1999 and 31 December 2000, the above figures are derived from the audited accounts of the Target Companies (except for YPF Blora Ltd and PT IIAPCO, in respect of which they are derived from their unaudited management accounts). For the 11 months ended 30 November 2001, these figures are derived from the unaudited management accounts of the Target Companies. The unaudited aggregate net asset value of the Target Companies (on a combined basis) as at 30 November 2001 was approximately US$223 million (HK$1,739 million).

                                      6.

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                             LETTER FROM THE BOARD
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South East Sumatra PSC (an aggregate of 65.34% interest)

This is a contract area covering approximately 8,100 square km located offshore Sumatra and is the largest of the assets held by the Target Companies. Following Completion it will be operated and majority owned by the Group. It is the largest offshore oil development in Indonesia and one of Indonesia's most successful PSCs, having produced more than 1 billion barrels of oil in more than 20 years of production. The concession expires in 2018.

Offshore Northwest Java PSC (an aggregate of 36.72% interest)

This is a contract area covering approximately 13,800 square km, located in the Southern Java Sea, offshore Jakarta, and is also one of Indonesia's most successful PSCs, having also produced more than 1 billion BOE in more than 20 years of production. It is operated by a member of the BP p.l.c. group and currently produces crude oil and natural gas, selling natural gas to the Indonesia State Electric Company and the Indonesia State Gas Utility Company. The concession expires in 2017.

West Madura PSC (25.00% interest) and Poleng TAC (50.00% interest)

These are smaller contract areas offshore Java, near the island of Madura and the Java city of Surabaya. The contract areas cover approximately 1,600 square km combined. Kodeco Energy Company is the operator for the West Madura PSC and Korea Development Co. Ltd is the operator for the Poleng TAC, in each case assisted by certain Target Companies. These contract areas currently produce crude oil and natural gas, selling natural gas to the Indonesia State Electric Company. The West Madura PSC expires in May 2011. The Poleng TAC expires in December 2013.

Blora PSC (16.70% interest)

This contract area lies entirely onshore Java and covers an area of approximately 4,800 square km. There has been no production of crude oil or natural gas from this concession. The operator is currently Coparex Blora B.V. The concession expires in 2026.

Consideration

The aggregate consideration for the Target Companies Shares and the Intercompany Loans, to be paid in cash on Completion, shall be US$585 million (HK$4,563 million), subject to adjustment by reference to changes in the level of Intercompany Loans up to Completion, the level of working capital as at the Effective Date, dividends declared prior to Completion and interest. If there is a material increase in the aggregate consideration after the foregoing adjustments, the Company will issue a further announcement and comply with the relevant requirements of the Listing Rules. The aggregate consideration will also be adjusted by reference to changes in future oil prices over an agreed period following the date of the Agreement, subject to a maximum increase or decrease of US$30 million (HK$234 million).

                                      7.

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                             LETTER FROM THE BOARD
-------------------------------------------------------------------------------

As at the Effective Date, the balance of Intercompany Loans outstanding, including accrued interest, was approximately US$335 million (HK$2,613 million).

The consideration for the Target Companies Shares and the Intercompany Loans was determined based on an arm's length negotiation between the Sellers and the Purchaser and the Company's internal valuation.

Conditions Precedent

The acquisition of the Target Companies Shares and the Intercompany Loans is conditional upon the following conditions precedent being fulfilled or waived on or before 30 September 2002 (or such other date as is agreed by the Sellers and the Purchaser):

(a) receipt of the approval by the Government of Indonesia and Pertamina (as necessary) to the transfer of the Target Companies Shares to the Purchaser;

(b) no challenge to the transfer of any of the Target Companies Shares to the Purchaser having been made by any other party to any agreement relating to the assets of the Target Companies, prior to Completion; and

(c) in the case of the Target Companies Shares and Intercompany Loans in respect of YPF Poleng B.V. only, no current party to the joint operating agreement with Korea Development Co., Ltd., ("Poleng JOA") having indicated an intention to exercise its right to acquire all or any part of the participating interest in the Poleng TAC from YPF Poleng B.V. or the shares of YPF Poleng B.V. within thirty days of the notice to the other current parties to the Poleng JOA sent pursuant to the Agreement.

If the condition precedent in (c) above is not satisfied, the Target Companies Shares and Intercompany Loans of YPF Poleng B.V. will be excluded from the acquisition and the consideration will be reduced accordingly.

Completion shall take place on a date no later than ten business days after satisfaction (or waiver by the Purchaser) of the condition in (a) above and (in the case of YPF Poleng B.V.) the condition in (c) above, but subject to the condition in (b) above being satisfied up to the date of Completion (unless waived by the Purchaser subject to the terms of the Agreement).

Upon Completion, subject to the terms of the Agreement, the Target Companies will become indirectly wholly owned subsidiaries of the Company.

Means of Financing

The consideration is to be funded by internal sources. The Directors believe that the Company has sufficient internal resources to finance the consideration.

                                      8.

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                             LETTER FROM THE BOARD
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Co-operation Agreement

On Completion, Repsol Exploration Services Limited and the Purchaser will enter into a co-operation agreement, under which Repsol Exploration Services Limited (an independent third party not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)) will provide to the Target Companies consulting assistance on arm's length terms for a period of up to six months, in order to achieve a smooth transition of the businesses of the Target Companies to the Purchaser.

REASONS FOR ENTERING INTO THE AGREEMENT

The principal activity of the Group is the exploration, development and production of crude oil and natural gas offshore China. The acquisition of the Target Companies is consistent with the Group's plan to expand its production and reserves. Furthermore, the Directors believe that it represents a unique opportunity to make an acquisition of producing assets that fit with the Group's offshore expertise and experience. The Company estimates that its net working interest proved reserves will increase by approximately 360 million BOE through the acquisition. The acquisition provides additional immediate production otherwise inaccessible to the Group and makes the Group the largest offshore oil producer in Indonesia.

GENERAL

The entering into of the Agreement by the Company and the Purchaser constitutes a discloseable transaction on the part of the Company under the Listing Rules.

Your attention is also drawn to the Appendix to this circular.

                                               Yours faithfully
                                             By order of the Board
                                                 Wei Liucheng
                                     Chairman and Chief Executive Officer

                                      9.

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APPENDIX                                                   GENERAL INFORMATION
-------------------------------------------------------------------------------

1.  RESPONSIBILITY STATEMENT

    This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.  DISCLOSURE OF INTERESTS

    As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company in the Shares and the shares of the Company's associated corporations (within the meaning of the SDI Ordinance) which had to be notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they were deemed or taken to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or, which were required to be disclosed pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Interest in the Company

Name of Director       Number of Shares in which the Director was interested
                   Personal    Family      Corporate    Other        Total
                   Interest    Interest    Interest     Interest
-------------------------------------------------------------------------------
So Chak Kwong       30,000         -           -            -       30,000

SHARE OPTION SCHEME

The following directors were granted options in respect of shares in the Company under the Pre-Global Offering Share option Scheme:

    Name of Director     Date of Grant    Exercise Price (HK$)   No. of Shares
   ----------------------------------------------------------------------------
    Wei Liucheng         12 March 2001          5.95                500,000
    Fu Chengyu           12 March 2001          5.95                350,000
    Jiang Longsheng      12 March 2001          5.95                280,000
    Zhou Shouwei         12 March 2001          5.95                280,000
    Luo Han              12 March 2001          5.95                280,000

                                      10.

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APPENDIX                                                   GENERAL INFORMATION
-------------------------------------------------------------------------------

The above options may be exercised, in whole or in part, in accordance with the following vesting schedule:

-   50% of the shares underlying the option shall vest on 12 September 2002;
    and

-   50% of the shares underlying the option shall vest on 12 September 2003.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interest in the Company or any of its associated corporations.

3.  SUBSTANTIAL SHAREHOLDER

    As at the Latest Practicable Date, as far as was known to any Director or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) were directly or indirectly interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

Name of Substantial Shareholder          No. of Shares in which the Substantial
                                         Shareholder was interested

CNOOC (BVI) Limited                      5,800,000,000 (Note)
Overseas Oil and Gas Corporation Ltd.    5,800,000,000 (Note)
China National Offshore Oil Corporation  5,800,000,000 (Note)

Note : The shares in which CNOOC (BVI) Limited was interested formed the shares in which Overseas Oil and Gas Corporation, Ltd. was interested; the shares in which Overseas Oil and Gas Corporation, Ltd. was interested formed the shares in which China National Offshore Oil Corporation was interested.

Save as disclosed herein, as far as was known to any Director or chief executive of the Company, there were no other persons who, as at the Latest Practicable Date were, directly or indirectly, beneficially interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any member of the Group or in any options in respect of such capital.

                                     11.

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APPENDIX                                                   GENERAL INFORMATION
-------------------------------------------------------------------------------

4.  LITIGATION

    Paladin Resources plc and Paladin Resources (Sunda) Limited (together the "Paladin Companies") commenced an action in November 2001 in The District Court of Dallas County, Texas against YPF Indonesia Ltd. (a subsidiary of Repsol YPF, S.A.) and YPF Maxus Southeast Sumatra B.V. (one of the Target Companies). The litigation centres on the interpretation of a 1986 settlement agreement and an "area of mutual interest" provision in an operating agreement (as amended) for the South East Sumatra Contract Area. The action relates to an acquisition by the Repsol YPF, S.A. group of an interest in a separate contract area (not being one of the interests owned by the Target Companies as referred to on page 5 of this circular). Pursuant to the Agreement, Repsol Exploracion S.A. (being the Sellers' Guarantor and one of the Sellers) has agreed to indemnify CNOOC Southeast Asia Limited against any damages awarded against any Target Company and/or the market value of any forced divestment by any Target Company pertaining to this action. The amount of the claim is not yet specified and the Paladin Companies are also claiming specific performance of the settlement agreement and other agreements. The Directors do not consider that this will have a material impact on the Group.

    Save as disclosed above, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

5.  GENERAL

    (a) The secretary of the Company is Mr Cao Yunshi, a senior economist and licensed lawyer in the People's Republic of China.

    (b) The share registrar and transfer office of the Company in Hong Kong is Hong Kong Registrars Limited of 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong.

    (c) The English text of this circular shall prevail over the Chinese text.

                                     12.

************

 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                Name:   Cao Yunshi
                                                Title:  Company Secretary

Dated: February 8, 2002